UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

CREXUS INVESTMENT CORP.
(Name of Subject Company)

CREXUS INVESTMENT CORP.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

226553105
(CUSIP Number of Class of Securities)

Kevin Riordan
Chief Executive Officer and President
CreXus Investment Corp.
1211 Avenue of the Americas
Suite 2902
New York, New York 10036
(646) 829-0160

With copies to:

Gilbert G. Menna
John T. Haggerty
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on March 18, 2013 (as amended or supplemented from time to time, the “Schedule 14D-9”), by CreXus Investment Corp., a Maryland corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by CXS Acquisition Corporation, a Maryland corporation (“Acquisition”) and a wholly-owned subsidiary of Annaly Capital Management, Inc., a Maryland corporation (“Annaly”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 (the “Shares”), of the Company at a purchase price of $13.00 per Share, plus a sum approximating a prorated portion of the dividend the tendering stockholder would have received with regard to the quarter during which the Offer expires, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 18, 2013 (as amended or supplemented from time to time the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in this Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Item 2 (“Identity and Background of Filing Person”) of the Schedule 14D-9 is hereby amended and supplemented by:

(1) Inserting the following at the end of the third sentence in the first paragraph on page 1 under the heading “Offer”:

“and in a related Schedule 13E-3 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule 13E-3”).”

(2) The table on page 4 under the heading “Effect of the Offer and the Merger Agreement on Equity Awards” is hereby replaced with the following:

Name	Cash Consideration for Shares	Cash Consideration for Stock Options	Cash Consideration for Deferred Stock Unit Awards	Total Cash Consideration under Merger Agreement
Kevin Riordan	$222,421	$—	$—	$222,421
Jeffrey Conti	94,902	—	—	94,902
Robert Karner	848,384	—	—	848,384
Robert Restrick	—	—	—	—
Daniel Wickey	9,790	—	—	9,790
Patrick Corcoran	104,417	—	45,317	149,734
Robert Eastep	98,583	—	45,317	143,900
Ronald Kazel	328,586	—	—	328,586
Nancy Jo Kuenstner	143,573	—	45,317	188,890

(3) By inserting the following section under the first paragraph on page 4 under the subheading “Severance and Employment Agreements”:

“Director Compensation

The independent directors of the Company receive fees for their service as a director of the Company or as the chairman of the Board or a Board committee. Any member of the Board who is also an employee of its manager is not considered independent and does not receive additional compensation for serving on the Board. For 2012, each

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independent director received an annual fee for their services of $50,000 in cash and an equity grant of $35,000 deferred stock units. For 2013, these fees have been increased to $60,000 in cash and a $50,000 equity grant; however, any equity-based compensation will be settled in cash based on the Offer Price at the closing of the Merger, if applicable (i.e., no further equity will be issued if the Merger is consummated). The chair of the Company’s audit committee receives an additional annual fee of $10,000 for his service in such capacity. The chair of the Company’s Board receives an additional annual fee of $5,000 for his service in such capacity. The chairs of each of the Company’s compensation committee and nominating and corporate governance committee each receives an additional annual fee of $5,000 for his or her service in such capacity.

Members of the Special Committee are receiving a one-time retainer fee for their service on the Special Committee of $60,000 ($90,000 for the Chairperson).”

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

(1) The first paragraph on page 5 under the heading “Recommendation of the Board” is hereby replaced with the following:

“At a meeting held on January 30, 2013, upon the recommendation of the Special Committee, the Board, with the two non-independent directors abstaining in light of their affiliation with Annaly:”

(2) The first paragraph on page 13 under the heading “Reasons for the Special Committee’s Recommendation” is hereby replaced with the following:

“In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Special Committee (consisting entirely of independent directors) consulted with the Company’s management, as well as Lazard and Goodwin Procter. In the course of reaching its determination to approve the terms of the Offer and the Merger and its recommendation that holders of Shares accept the Offer, tender their Shares into the Offer and adopt the Merger Agreement, the Special Committee considered numerous reasons, including the following material reasons and benefits of the Offer and the Merger, each of which the Special Committee believed supported, and was a reason for, its unanimous determination and recommendation:”

(3) By inserting the following as the second to last bullet point on page 14 under the subheading “Offer Price”:

•	“the fact that the Offer Price represents a 9.7% premium to the Company’s common stock book value per share of $11.85 at December 31, 2012; and”

(4) By inserting the following paragraph after the tenth paragraph on page 14 under the heading “Reasons for the Special Committee’s Recommendation”:

•	“Run-Off or Liquidation Alternative. The Special Committee also considered, as an alternative to a strategic transaction, the possibility that the Company would go into “run-off” mode (i.e., winding up the Company by making no new investments, selling owned real estate and holding its existing loans through maturity). The Special Committee believed that the value offered to shareholders in the Offer and the Merger was more favorable to holders of Shares than the potential value provided by a run-off scenario, which is essentially the liquidation value of the Company.”

(5) By inserting the following paragraph after the fifth paragraph on page 16 under the subheading “Procedural Safeguards”:

“In light of the mandate of the Special Committee with respect to the Offer and the Merger and the retention of advisors to assist the Special Committee, a majority of directors who are not employees of the Company did not retain an unaffiliated representative to act solely on behalf of unaffiliated stockholders for purposes of negotiating the terms of the Offer and the Merger and/or preparing a report concerning the fairness of the transaction.”

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(6) By inserting the following paragraph under the eleventh paragraph on page 16 under the subheading “Procedural Safeguards”:

“The Special Committee’s consideration of the factors described herein with respect to the fairness of the Offer and the Merger is predicated on the operation of the Company as a going concern. As discussed herein, the Special Committee considered, among other factors, the financial analyses of Lazard in its assessment of the fairness of the Offer and the Merger. The Special Committee considered such analyses as a whole and did not assign any particular weight to any analysis or methodology presented by Lazard in considering the going concern value of the Company.”

(7) The twelfth paragraph on page 16 under the subheading “Procedural Safeguards” is hereby replaced with the following:

“The foregoing discussion of the information and reasons considered by the Special Committee is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different reasons or may have had different reasons for their ultimate determination. In addition, the Special Committee did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Special Committee conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.”

(8) The first paragraph on page 17 under the heading “Reasons for the Board’s Recommendation” is hereby replaced with the following:

“In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board considered both the short-term and long-term interests of the Company, as well as the fairness to and best interests of the Company’s stockholders other than Annaly and its affiliates. In the course of reaching its determination to approve the terms of the Offer and the Merger and its recommendation that holders of Shares accept the Offer, tender their Shares into the Offer and adopt the Merger Agreement, the Board considered numerous reasons, including the following material reasons and benefits of the Offer and the Merger, each of which the Board believed supported, and was a reason for, its unanimous determination and recommendation:”

(9) The fourth paragraph on page 17 under the heading “Reasons for the Board’s Recommendation” is hereby replaced with the following:

“The foregoing discussion of the information and reasons considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different reasons or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.”

(10) By inserting the following paragraph under the fourth paragraph on page 17 under the subheading “Reasons for the Board’s Recommendation”:

“In doing so, the Board adopted the analysis of the Special Committee with respect to the Offer, the Merger and the Merger Agreement which is discussed above. Although the opinion of Lazard was rendered solely to the Special Committee, and the Board was not entitled to rely upon the opinion or financial fairness presentation of Lazard, the retention of Lazard by, and the fact that their opinion was provided to the Special Committee, were among the factors considered by the Board.”

ITEM 8. ADDITIONAL INFORMATION.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

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(1) By inserting the following section under the sixth paragraph on page 27 under the subheading “Maryland Control Share Acquisition Act”:

“Rule 13e-3.

Because Annaly is an affiliate of the Company, the Offer and other transactions contemplated by the Offer to Purchase constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Offer, the Merger and the consideration offered to the Company’s stockholders in the Offer and the Merger be filed with the SEC and disclosed to the stockholders prior to consummation of the Offer and the Merger. Such information has been provided in, or incorporated by reference in, this Schedule 14D-9, the Schedule TO and the Rule 13e-3 Transaction Statement filed by each of the Company, Annaly and Acquisition (including the exhibits thereto).”

(2) By replacing the information set forth under the heading “Certain Litigation” on page 28 with the following:

“Between November 16, 2012 and February 7, 2013, six plaintiffs filed complaints variously against the Company, its directors, Annaly, FIDAC, and Acquisition in connection with the proposed Merger. Two of the complaints were filed in the Circuit Court for Montgomery County, Maryland, captioned Frederick v. Corcoran, et al. (Case No. 370685V, filed Nov. 16, 2012) (“Frederick”) and Louisiana Municipal Police Employees Retirement System v. CreXus Investment Corp., et al. (Case No. 373110V, filed Feb. 5, 2013) (“Louisiana Municipal Police”). Plaintiffs in the case Louisiana Municipal Police voluntarily dismissed their action on February 21, 2013. One complaint was brought in the Circuit Court for Baltimore City, Maryland, captioned Riley v. CreXus Investment Corp., et al. (Case No. 24C13000756, filed Feb. 7, 2013) (“Riley”). Three of the complaints were brought in New York Supreme Court, captioned Cremona v. CreXus Investment Corp, et al. (Case No. 653972/2012, filed Nov. 16, 2012) (“Cremona”); Sosnovich v. Corcoran, et al. (Case No. 654027/2012, filed Nov. 20, 2012) (“Sosnovich”); and Crowell v. Riordan, et al. (Case No. 650358/2013, filed Feb. 1, 2013) (“Crowell”). Each of the suits purports to be a securities class action, on behalf of the Company’s shareholders, alleging variously against the defendants breaches of fiduciary duties and/or aiding and abetting primary breaches of fiduciary duties to the Company and its shareholders in connection with the negotiation of the proposed Merger. In addition, two of the suits (Cremona and Riley) brought shareholder derivative claims purportedly on behalf of the Company. The suits seek, among other things, equitable relief that would enjoin the Merger, rescission of the Merger Agreement, as well as attorney’s fees and costs. Three of the suits also seek money damages (Frederick, Crowell, and Sosnovich). On February 13, 2013, the Cremona and Sosnovich plaintiffs together filed an amended complaint making allegations substantially similar to those alleged in the earlier complaints.

The Maryland case Riley was transferred from the Circuit Court in Baltimore City, Maryland to the Circuit Court in Montgomery County, Maryland and consolidated with Frederick on February 28, 2013. On March 21, 2013, the Frederick plaintiffs filed a consolidated amended complaint containing an additional allegation that the defendant’s disclosures in the Registration Statement filed on March 18, 2013 were insufficient, along with a motion for expedited discovery and for a briefing and argument schedule on an anticipated preliminary injunction motion. The consolidated amended complaint abandoned plaintiffs’ derivative claims. The Court held a preliminary conference on March 22, 2013, where the plaintiff’s motion for expedited discovery and for a preliminary injunction schedule was denied by Judge Ronald Rubin. Following his ruling, Judge Rubin set a trial date of October 21, 2013. The three actions pending in New York (Cremona, Sosnovich, and Crowell) were transferred to the Commercial Division in New York Supreme Court on March 8, 2013. Plaintiffs have filed various motions to consolidate and appoint lead counsel. Defendants have moved to dismiss or stay the three New York actions in favor of the now-consolidated Maryland action. On March 22, 2013, the Crowell plaintiff filed an amended complaint asserting substantially the same allegations as the original complaint, but also including allegations regarding the sufficiency of the disclosures in the Registration Statement. On March 25, 2013, the Crowell plaintiff filed a motion seeking expedited discovery and setting a schedule for an anticipated motion for a preliminary injunction against the transaction. On April 1, 2013, Defendants filed oppositions to this motion. A hearing on these pending motions, and a preliminary conference, are scheduled for April 3, 2013, in the New York Supreme Court, Commercial Division.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CREXUS INVESTMENT CORP.

Dated: April 2, 2013	By:	/s/ Kevin Riordan
	Name:	Kevin Riordan
	Title:	Chief Executive Officer and President